Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 13, 2023

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2023;

•	to disclose the calculation of our January 31, 2023 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

March 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2023 (and repurchases as of February 28, 2023) is as follows:

Transaction Price (per share)
Class T	$12.80
Class S	$12.66
Class D	$12.83
Class I	$12.78

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of January 31, 2023. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2023 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

VGN-NREIT-0223P

The following table provides a breakdown of the major components of our NAV as of January 31, 2023 ($ and shares in thousands):

Components of NAV	January 31, 2023
Investments in real property	$2,251,482
Investments in commercial mortgage loans	168,595
Investment in real estate-related securities	128,424
Investments in international affiliated funds	126,444
Investments in real estate debt	100,122
Cash and cash equivalents	42,392
Restricted cash	24,626
Other assets	10,369
Debt obligations	(425,803)
Subscriptions received in advance	(23,398)
Other liabilities	(69,243)
Stockholder servicing fees payable the following month(1)	(606)
Non-controlling interests in joint venture	(5,320)

Net Asset Value	$2,328,084
Net asset value attributable to preferred stock	126

NAV attributable to common stockholders	$2,327,958

Number of outstanding shares of common stock	181,399

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of January 31, 2023, we have accrued under GAAP approximately $46.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of January 31, 2023 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$224,859	$577,788	$101,193	$1,029,866	$394,252	$2,327,958
Number of outstanding shares	17,573	45,636	7,889	80,570	29,731	181,399

NAV per share	$12.80	$12.66	$12.83	$12.78	$13.26

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.46%	5.34%
Multifamily	6.58	4.80
Office	7.12	6.52
Healthcare	6.95	5.86
Retail	6.44	5.60
Self-Storage	7.32	5.15
Single-Family Housing	6.91	5.17

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self- Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.07%	1.98%	1.94%	2.07%	1.94%	1.93%	1.88%
(weighted average)	0.25% increase	(1.98)%	(1.95)%	(1.85)%	(2.01)%	(1.90)%	(1.93)%	(1.88)%
Exit Capitalization Rate	0.25% decrease	3.39%	3.61%	2.53%	3.11%	2.91%	3.31%	3.13%
(weighted average)	0.25% increase	(3.09)%	(3.28)%	(2.36)%	(2.77)%	(2.66)%	(2.76)%	(3.13)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 128,112,008 shares of our common stock (consisting of 12,636,586 Class T shares, 38,611,513 Class S shares, 6,050,267 Class D shares, and 70,813,642 Class I shares) in this offering, resulting in gross offering proceeds of $1,606,400,724. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The amounts of the estimated market values of our investments in real property and investments in commercial mortgage loans as of January 31, 2023 presented on page 2 of this Supplement under the section “January 31, 2023 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC (formerly known as RERC, LLC), an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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